Exhibit 99.1

AGM Group Holdings Inc. Appoints New Chief Executive Officer of Canadian Subsidiary to Expand in North American Crypto and Blockchain Market

Beijing, August 28, 2024 /PRNewswire/ -- AGM Group Holdings Inc. (“AGM Holdings ” or the “Company”) (NASDAQ: AGMH), an integrated technology company specializing in fintech software services and producing high-performance hardware and computing equipment, today announced the appointment of Mr. Chong Chao Ma as the new chief executive officer of AGM Canada Holdings Limited (“AGM Canada”), a wholly-owned subsidiary of AGM Group Holdings, effective immediately. This strategic appointment highlights the Company’s commitment to expanding its footprint and capitalizing on emerging opportunities in the cryptocurrency and blockchain industry within the North American market. With Mr. Ma’s extensive experience and proven leadership, AGM Canada is well-positioned to drive significant growth and foster innovation as it enters this pivotal phase of its development.

Mr. Chong Chao Ma brings nearly 30 years of experience in data mining, machine learning, and AI development to his new role. Before joining AGM Group, he served as the head of development and operation at NOWLIT Solutions Corp. in Alberta, Canada, a position he held since June 2013. His leadership experience also includes serving as joint chief executive officer at MinerVa Semiconductor Corp. from January 2021 to June 2023, also in Alberta, Canada. Mr. Ma holds a Master of Science degree in Information Technology from Xi’an Jiaotong University and a second Master of Science degree in Management Information Systems from The Hong Kong Polytechnic University, both earned in 2005.

Dr. Bo Zhu, Chief Executive Officer of AGM Holdings, commented: “We are thrilled to have Mr. Ma as the new chief executive officer of AGM Canada. His extensive experience in technology, particularly in data mining, machine learning, and AI, is exactly what we need as we expand into the Canadian cryptocurrency and blockchain market. With his expertise and proven track record of driving innovation, we are confident that Mr. Ma will play a pivotal role in advancing the Company’s strategic goals and positioning AMG Canada as a leader in the technology sector. Under his guidance, we believe AGM Canada will rapidly establish itself as a significant player in the industry.”

Mr. Chong Chao Ma, the new chief executive officer of AGM Canada, stated, “I am honored to take on the role of chief executive officer at AGM Canada and fully committed to driving the company’s growth and success in the Canadian market. My focus will be on leveraging our strengths in technology and innovation to create substantial value for our shareholders. By delivering top-tier cryptocurrency mining machines and standardized computing equipment, we aim not only to meet but to surpass market expectations. I look forward to working closely with our team to ensure that AGM Canada becomes a leader in the industry, delivering strong returns and long-term value to our stakeholders. Together, we will build on AGM’s strong foundation and push the boundaries of what’s possible in technology.”

About AGM Group Holdings Inc.

AGM Group Holdings Inc. (NASDAQ: AGMH) is an integrated technology company specializing in the production of high-performance hardware and computing equipment. With a mission to become a key participant and contributor in the global blockchain ecosystem, AGMH focuses on the research and development of blockchain-oriented Application-Specific Integrated Circuit (ASIC) chips, the production of high-end crypto miners for Bitcoin and other cryptocurrencies, and the provision of fintech software services. For more information, please visit www.agmprime.com.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “approximates,” “assesses,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the U.S. Securities and Exchange Commission.

For more information, please contact:

AGM Group Holdings Inc.

Email:ir@agmprime.com
Website: http://www.agmprime.com

Ascent Investor Relations LLC

Tina Xiao

President

Phone: +1-646-932-7242

Email: investors@ascent-ir.com